Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 and 2019

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$66,648	$36,970
Restricted cash	1,016	115
Trade and other receivables (note 4)	15,850	21,756
Inventories (note 5)	28,109	35,120
Reimbursement rights	5,371	6,465
Derivative assets (note 9)	—	3,454
Other current assets	4,597	1,461
	121,591	105,341
Restricted cash	28	927
Other receivables (note 4)	8,921	10,155
Reimbursement rights	5,944	4,705
Mineral properties, plant and equipment (note 6)	103,045	133,810
Exploration and evaluation assets	14,983	15,659
Deferred tax assets	122	145
	$254,634	$270,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 7(a))	$40,290	$49,533
Current portion of borrowings (note 8)	41,047	38,066
Reclamation and remediation provisions – current	3,628	4,927
Derivative liabilities (note 9)	11,630	—
	96,595	92,526
Other liabilities (note 7(b))	10,344	17,078
Borrowings (note 8)	4,877	4,627
Reclamation and remediation provisions	46,238	50,647
Deferred tax liabilities	4,392	5,365
	162,446	170,243
Shareholders’ equity:
Share capital	268,578	252,186
Reserves	5,994	17,420
Deficit	(182,384)	(169,107)
	92,188	100,499
	$254,634	$270,742

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Subsequent events (note 8(d))

Commitments and contingencies (note 16)

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts - Unaudited)

For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue (note 12)	$77,019	$71,002	$192,097	$132,974

Cost of sales
Production costs (note 13)	34,948	51,794	100,022	99,547
Amortization and depletion	10,099	11,656	30,125	21,298
Share-based compensation	80	80	227	238
	45,127	63,530	130,374	121,083

Mine operating earnings	31,892	7,472	61,723	11,891

General and administrative expenses
Administrative expenses	2,988	2,141	8,733	6,961
Amortization and depletion	114	115	341	333
Share-based compensation	354	620	1,565	1,280
	3,456	2,876	10,639	8,574

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,991	2,544	8,066	8,973
Mine development costs	1,010	350	1,887	1,188
Change in reclamation and remediation provision	22	2	57	(2)
Share-based compensation	21	5	71	(11)
	4,044	2,901	10,081	10,148

Impairment of goodwill (note 14)	—	—	—	38,682

Business acquisition costs	—	78	—	2,863

Care and maintenance costs	142	213	693	599

Operating earnings (loss)	24,250	1,404	40,310	(48,975)

Finance and other income (expense)
Interest income	54	125	234	615
Finance costs	(1,019)	(1,520)	(2,496)	(3,764)
Accretion expense	(509)	(854)	(1,987)	(2,439)
Loss on derivative instruments (note 9)	(776)	(4,308)	(30,563)	(1,681)
Foreign exchange gain (loss) (note 15)	(1,193)	(2,473)	(15,096)	(3,368)
Other expense	(6)	(1,050)	(1,189)	(2,452)
	(3,449)	(10,080)	(51,097)	(13,089)

Income (loss) before income taxes	20,801	(8,676)	(10,787)	(62,064)

Income tax expense (note 20)	2,166	495	2,490	891

Net income (loss) for the period	$18,635	$(9,171)	$(13,277)	$(62,955)

Earnings (loss) per share – basic (note 11(c))	$0.05	$(0.03)	$(0.04)	$(0.24)
Earnings (loss) per share – diluted (note 11(c))	$0.05	$(0.03)	$(0.04)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Net income (loss) for the period	$18,635	$(9,171)	$(13,277)	$(62,955)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(1,335)	(5,952)	(12,208)	(9,519)
Change in fair value of financial assets designated as fair value through OCI, net of tax	—	(1)	1	—
	(1,335)	(5,953)	(12,207)	(9,519)

Total comprehensive income (loss) for the period	$17,300	$(15,124)	$(25,484)	$(72,474)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares - Unaudited)

For the nine months ended September 30, 2020 and 2019 (Unaudited)

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total shareholders’ equity
Balance, January 1, 2019	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656
Shares and warrants issued pursuant to the acquisition of Beadell Resources Limited	103,593	93,235	2,646	—	—	2,646	—	95,881
Shares issued upon conversion of MACA Limited borrowings	14,078	10,524	—	—	—	—	—	10,524
Shares issued for bought deal financing	23,000	15,957	—	—	—	—	—	15,957
Share options exercised	917	702	(196)	—	—	(196)	—	506
Restricted and deferred share units settled	624	644	(529)	—	—	(529)	—	115
Share-based compensation	—	—	1,507	—	—	1,507	—	1,507
Comprehensive income (loss)	—	—	—	(9,519)	—	(9,519)	(62,955)	(72,474)
Balance, September 30, 2019	311,377	$251,974	$20,261	$(6,341)	$(182)	$13,738	$(141,040)	$124,672

Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Shares issued for bought deal financing (note 11(d))	40,250	14,705	—	—	—	—	—	14,705
Restricted and deferred share units settled	1,390	531	(531)	—	—	(531)	—	—
Shares issued upon settlement of obligation	88	39	—	—	—	—	—	39
Share options exercised	1,009	1,117	(551)	—	—	(551)	—	566
Share-based compensation	—	—	1,863	—	—	1,863	—	1,863
Comprehensive income (loss)	—	—	—	(12,208)	1	(12,207)	(13,277)	(25,484)
Balance, September 30, 2020	354,678	$268,578	$21,356	$(15,180)	$(182)	$5,994	$(182,384)	$92,188

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income (loss) for the period	$18,635	$(9,171)	$(13,277)	$(62,955)
Items not involving cash:
Amortization and depletion	10,213	11,771	30,466	21,631
Impairment of goodwill	—	—	—	38,682
Finance costs	1,019	1,520	2,496	3,764
Loss on derivative instruments	776	4,308	30,563	1,681
Unrealized foreign exchange loss (gain)	(1,235)	3,160	12,753	3,364
Income tax expense	2,166	495	2,490	891
Share-based compensation	455	705	1,863	1,507
Other non-cash items (note 18(a))	478	731	1,811	1,852
Interest received	61	125	233	576
Interest paid	(191)	(1,642)	(2,000)	(4,330)
Loss on settlement of derivative instruments	(6,091)	—	(15,479)	—
Income taxes paid	(47)	(44)	(678)	(399)
	26,239	11,958	51,241	6,264
Changes in non-cash working capital:
Trade and other receivables	(542)	(1,252)	(693)	(2,299)
Inventories	(1,773)	12,331	(1,446)	3,926
Other current assets	1,735	215	(3,349)	(369)
Trade payables and accrued liabilities	(5,998)	(3,241)	5,164	(1,520)
Net cash provided by operating activities	19,661	20,011	50,917	6,002

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	(39)	3	(13)	373
Cash received on acquisition of Beadell	—	—	—	1,441
Redemptions of (investments in) short-term deposits and restricted cash, net	—	—	—	26,057
Repayment received prior to Acquisition on loan advanced to Beadell	—	—	—	3,069
Advances to Beadell prior to Acquisition	—	—	—	(354)
Additions to mineral properties, plant and equipment	(8,677)	(11,375)	(33,033)	(20,530)
Net cash provided by (used in) investing activities	(8,716)	(11,372)	(33,046)	10,056

Cash flows from financing activities:
Proceeds from bought deal financing, net (note 11(d))	—	15,957	14,705	15,957
Payment of lease liabilities	(1,358)	(2,046)	(4,401)	(4,394)
Proceeds from borrowings	1,000	4,482	21,569	9,521
Repayment of borrowings	(3,913)	(9,670)	(18,494)	(34,949)
Proceeds from exercise of share options	559	7	566	506
Net cash provided by (used in) financing activities	(3,712)	8,730	13,945	(13,359)

Effect of foreign currency translation on cash and cash equivalents	(790)	(39)	(2,138)	52

Increase (decrease) in cash and cash equivalents	6,443	(17,330)	29,678	2,751
Cash and cash equivalents, beginning of period	60,205	9,945	36,970	24,524
Cash and cash equivalents, end of period	$66,648	$27,275	$66,648	$27,275

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 18)

5

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

1.	Nature of operations

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

On March 5, 2019, the Company changed its name from Great Panther Silver Limited to Great Panther Mining Limited following the completion of the acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company that was listed on the Australian Securities Exchange and operated the wholly-owned Tucano gold mine (“Tucano”) and related exploration properties in Amapá state, northern Brazil.

Additionally, the Company has two wholly owned mining operations in Mexico: the Topia mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”), which comprises the Guanajuato mine, the San Ignacio mine (“San Ignacio”), and the Cata processing plant. Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in May 2018, and in July 2018, commenced a trial stope and bulk sample program (“BSP”) to further de-risk the project. The BSP was completed in June 2019 and the Company continues its evaluation of a restart of the mine.

The Company also owns several exploration properties: El Horcón, Santa Rosa, and Plomo in Mexico; and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus respiratory disease (“COVID-19”). The Company continues to closely monitor the developments of COVID-19 with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The worldwide spread of COVID-19 is prompting governments to implement different measures to curb the spread of COVID-19 regularly. During this period of uncertainty, the Company’s priority is to continue to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and to assess and mitigate the risks to the business continuity.

2.	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2019. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements, except for the accounting standards newly adopted on January 1, 2020, as described in note 3(a) below. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

6

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on November 4, 2020.

(a)	Use of judgments and estimates

In preparing these condensed interim consolidated financial statements, management has made judgments, estimates, and assumptions, including but not limited to the potential impacts arising from COVID-19 and public and private sector policies and initiatives aimed at reducing its transmission, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

3.	Accounting standards issued and adopted on January 1, 2020
(a)	IFRS 3, Business Combinations

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations (“IFRS 3”). The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 2020. The modifications are intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition.

Effective January 1, 2020, the Company adopted the new IFRS 3 accounting standard and will apply it prospectively. Under this approach, there is no impact on the Company’s consolidated financial statements, and the comparatives remain as previously reported.

7

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

4.	Trade and other receivables

	September 30, 2020	December 31, 2019
Current
Trade receivables	$2,843	$4,605
Value-added tax receivable	4,112	4,894
PIS / COFINS – Brazil (a)	8,062	10,889
Judicial deposits – Brazil	278	389
Other	555	979
	15,850	21,756
Non-Current
PIS / COFINS – Brazil (a)	8,085	8,988
Income taxes recoverable – Brazil	823	1,152
Other	13	15
	$8,921	$10,155
(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazil federal input taxes that apply to all companies in the private sector. The PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on gross revenues monthly. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so.

5.	Inventories

	September 30, 2020	December 31, 2019
Concentrate	$542	$968
Ore stockpiles	9,814	15,417
Materials and supplies	15,612	15,400
Gold in circuit	713	902
Gold bullion	1,424	2,430
Silver bullion	4	3
	$28,109	$35,120

During the three and nine months ended September 30, 2020, the amount of inventory recognized as cost of sales was $30.4 million and $94.4 million, respectively (three and nine months ended September 30, 2019 – $49.9 million and $94.1 million, respectively), which includes production costs and amortization and depletion directly attributable to the inventory production process.

8

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

6.	Mineral properties, plant and equipment
	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627
Additions	27,030	—	2,953	3,010	41	680	33,714
Change in remediation provision	774	—	962	—	—	—	1,736
Foreign exchange translation difference	(9,641)	(11,983)	(15,442)	(3,850)	(172)	(6,014)	(47,102)
Balance, September 30, 2020	$76,400	$31,203	$79,367	$14,188	$5,466	$17,351	$223,975

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	10,338	—	12,765	3,454	347	3,816	30,720
Foreign exchange translation difference	(2,476)	—	(5,110)	(1,442)	(78)	(2,501)	(11,607)
Balance, September 30, 2020	$46,826	$—	$52,424	$7,738	$4,818	$9,124	$120,930

Carrying value, September 30, 2020	$29,574	$31,203	$26,943	$6,450	$648	$8,227	$103,045

Cost
Balance, January 1, 2019	$36,066	$—	$35,184	$2,573	$4,987	$1,150	$79,960
Acquisition of Beadell	3,676	46,608	50,061	12,810	500	18,397	132,052
Additions	16,346	—	8,922	458	184	4,498	30,408
Change in remediation provision	2,996	—	30	—	—	—	3,026
Disposals	—	—	(185)	(3)	(44)	(33)	(265)
Foreign exchange translation difference	(847)	(3,422)	(3,118)	(810)	(30)	(1,327)	(9,554)
Balance, December 31, 2019	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627

Accumulated depreciation
Balance, January 1, 2019	$32,051	$—	$27,593	$1,653	$4,121	$—	$65,418
Amortization and depletion	6,820	—	17,434	4,095	464	7,878	36,691
Disposals	—	—	(185)	—	(41)	(6)	(232)
Foreign exchange translation difference	93	—	(73)	(22)	5	(63)	(60)
Balance, December 31, 2019	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817

Carrying value, December 31, 2019	$19,273	$43,186	$46,125	$9,302	$1,048	$14,876	$133,810

9

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

(a)	Leases

Right-of-use assets

		Mining equipment	Power generators	Vehicles	Office space	Land easements	Total
Balance, January 1, 2020		$7,376	$5,035	$1,095	$658	$712	$14,876
Additions		637	—	—	43	—	680
Amortization and depletion		(2,139)	(1,128)	(276)	(170)	(103)	(3,816)
Foreign exchange translation difference		(1,923)	(1,304)	(282)	(4)	—	(3,513)
Balance, September 30, 2020		$3,951	$2,603	$537	$527	$609	$8,227

	Mining equipment	Power generators	Vehicles	Office space	Communication equipment	Land easements	Total
Balance, January 1, 2019	$—	$—	$—	$881	$—	$269	$1,150
Acquisition of Beadell	8,402	7,732	1,923	65	275	—	18,397
Additions	3,853	57	—	—	—	588	4,498
Disposals	—	—	—	—	(27)	—	(27)
Amortization and depletion	(4,244)	(2,264)	(707)	(284)	(234)	(145)	(7,878)
Foreign exchange translation difference	(635)	(490)	(121)	(4)	(14)	—	(1,264)
Balance, December 31, 2019	$7,376	$5,035	$1,095	$658	$—	$712	$14,876

Lease liabilities

	September 30, 2020	December 31, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$5,194	$6,707
One to five years	6,252	12,558
More than five years	104	123
Total undiscounted lease liabilities	11,550	19,388
Lease liabilities in the Consolidated Statement of Financial Position	11,223	17,986
Current (included in Trade payables and accrued liabilities (note 7)	4,214	5,499
Non-current (included in Other liabilities)	$7,009	$12,487

10

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

Amount recognized in the Consolidated Statements of Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Interest on lease liabilities	$249	$456	$879	$1,151
Variable lease payments not included in the measurement of lease liabilities	11,061	15,704	37,662	30,388
Expenses relating to short-term leases	4,546	3,413	11,090	9,554
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	3	3	8	8

Expenses relating to short-term leases for the three and nine months ended September 30, 2020 of $4.5 million and $11.1 million, respectively (three and nine months ended September 30, 2019 - $3.4 million and $9.6 million, respectively) include costs for mining services and haulage in the amount of $3.6 million and $8.7 million, respectively (three and nine months ended September 30, 2019 - $3.1 million and $9.0 million, respectively). The Company has elected not to separate the lease component from the non-lease component for short term leases that have a lease term of less than one year.

7.	Trade payables and accrued liabilities and other liabilities
(a)	Trade payables and accrued liabilities

	September 30, 2020	December 31, 2019
Trade payables	$23,304	$27,311
Accrued liabilities	9,785	13,181
Taxes payable	69	499
Lease liabilities	4,214	5,499
Other payables	2,918	3,043
	$40,290	$49,533

(b)	Other liabilities

	September 30, 2020	December 31, 2019
Lease liabilities	$7,009	$12,487
Accrued liabilities	3,335	4,591
	$10,344	$17,078

11

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

8.	Borrowings

	MACA	Unsecured bank facilities	Bank overdraft	IXM Note	Bradesco	Samsung	Total
Balance, January 1, 2020	$16,060	$16,034	$589	$10,010	$—	$—	$42,693
Borrowings	—	7,600	219	—	2,500	11,250	21,569
Interest accrued	393	671	—	525	181	435	2,205
Principal repayments	(9,948)	(7,700)	(846)	—	—	—	(18,494)
Interest payments	(541)	(366)	—	—	(225)	(414)	(1,546)
Foreign exchange	(541)	—	38	—	—	—	(503)
Balance, September 30, 2020	$5,423	$16,239	$—	$10,535	$2,456	$11,271	$45,924
Current	$5,423	$16,239	$—	$10,535	$788	$8,062	$41,047
Non-current	$—	$—	$—	$—	$1,668	$3,209	$4,877

Note	(c)	(d)			(a)	(b)
Currency	AUD	USD	USD	USD	USD	USD
Nominal interest rate	5.5%	5.8%	13.7%	3-month LIBOR plus 5%	3.7%	3-month LIBOR plus 5%
Year of maturity	2021	2021	2020	2020	2023	2022

(a)	Bradesco

On March 11, 2020, the Company received a loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal of $10.0 million bears interest at 3.70% per annum, and the cash collateral of $7.5 million bears interest from 1.55% to 2.40% per annum. The cash collateral of $7.5 million has been netted against the $10.0 million borrowings at September 30, 2020.

(b)	Samsung

On January 6, 2020, the Company entered a $11.3 million gold doré prepayment agreement with Samsung (the “Agreement”). In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances. The transaction was completed on February 4, 2020 upon the funding of the Advance.

12

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

(c)	MACA

The Company made cash repayments to MACA totaling $9.9 million (A$14.8 million) during the nine months ended September 30, 2020, including $1.5 million (A$2.1 million), which represented 10% of the net cash proceeds from the bought deal financing (note 11(d)) required to be paid to MACA and applied against the outstanding balance of the loan under the amended loan agreement.

(d)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totaling $16.5 million. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.8% per annum and are repayable from October 2020 to March 2021. Subsequent to September 30, 2020, facilities totaling $2.8 million matured and were not renewed.

9.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Brazilian real (“BRL”) and Mexican peso (“MXN”), while revenues from the sale of refined gold and metal concentrates are denominated in USD. The fluctuation of the USD in relation to the BRL and MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the BRL and MXN exchange rate, the Company has entered into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates.

As at September 30, 2020, non-deliverable forward foreign exchange contracts for BRL against USD totaling BRL 216.4 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.25/USD to BRL 4.45/USD, at various maturity dates until February 2021, were outstanding. The fair value of these contracts resulted in a liability of $11.6 million at September 30, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity.

The objective of the Company’s BRL/USD hedging strategy is to reduce exposure to any appreciation in the BRL, which was at or near record lows relative to the USD at the time the contracts were entered into, and gain better certainty with regard to the Company’s projected operating cash-flows and capital expenditures for Tucano. In addition, the non-deliverable forward contracts were entered into at a time when the gold price was lower. The Company has not entered any additional forward contracts since January 2020.

A weakening in the BRL such that spot rates were above the contract rates would result in a realized loss to the Company to settle the foreign exchange contracts that mature or the recognition of an unrealized, mark-to-market loss on contracts that are still subject to settlement. This result would effectively offset the benefit to the Company of any decline in Tucano USD operating costs resulting from a weakened BRL in the amount of the notional value of the contracts. These contracts represent approximately 85% of the Company’s projected BRL expenditures for Tucano from October 2020 to February 2021 and, accordingly, approximately 15% of the Company’s BRL expenditures remain unhedged, and the Company will realize a net benefit from a weaker BRL to the extent these unhedged expenditures are incurred.

To the extent that the September 30, 2020 BRL/USD spot market exchange rate was greater than the contract exchange rates, the Company recorded a liability as of September 30, 2020. This liability represents the payment that Great Panther would have to pay out under these agreements through to February 2021, assuming the BRL/USD spot market exchange rate on the settlement is the same as that on September 30, 2020 and the assumed settlement amount is discounted to reflect the time-value-of-money.

To the extent that the BRL strengthens against the USD during this period, the payouts required under these forward contracts will be reduced, but any reduction will be offset by increases in the USD equivalent of BRL operating costs.

The forward contracts are settled on each maturity date irrespective of the existence of BRL operating expenses and, accordingly, in the event that operations at Tucano are curtailed or shutdown during the period to February 2021, the counterparties to the contract will be entitled to receive or will have an obligation to pay the settlement amount. With respect to the unhedged portion of the Company’s BRL requirements for Tucano, these costs are fully exposed to fluctuations in the BRL/USD exchange rate, with a weakening in the BRL decreasing USD operating costs and strengthening in the BRL increasing USD operating costs.

13

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

10.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following describes the methods and assumptions used to estimate the fair value of Level 2 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotation period. The Company marks these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange.
Derivative instruments	The Company’s derivative assets and derivative liabilities are comprised of forward foreign exchange contracts and put options for gold. The fair value of the Company’s forward exchange contracts and put options for gold are determined using forward exchange rates and forward gold prices, respectively, at each reporting date.
Borrowings	The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities. Borrowings are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

During the three and nine months ended September 30, 2020 and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, trade payables, borrowings and derivative instruments. The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

14

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The following table summarizes the Company’s financial instruments as at September 30, 2020:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$—	$—	$66,648	$66,648	n/a
Marketable securities	1	—	—	1	Level 1
Trade receivables	—	—	2,843	2,843	Level 2
Restricted cash	—	—	1,044	1,044	n/a

Financial Liabilities
Trade payables and accrued liabilities	$—	$—	$36,424	$36,424	n/a
Derivative liabilities	—	11,630	—	11,630	Level 2
Borrowings	—	—	45,924	45,924	Level 2

11.	Share capital
(a)	Share options
	Nine months ended September 30, 2020			Nine months ended September 30, 2019
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,316	C$	1.20	8,322	C$	1.27
Granted	6,255		0.56	3,491		1.01
Forfeited/Expired	(2,418)		0.80	(1,667)		1.45
Exercised	(1,009)		0.75	(917)		0.73
Outstanding, September 30	11,144	C$	0.97	9,229	C$	1.19
Exercisable, September 30	3,435	C$	1.97	4,728	C$	1.22

15

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.54 – C$0.67	5,917	4.53	—	C$	—
C$0.68 – C$0.96	249	0.20	249		0.71
C$0.97 – C$1.16	2,176	3.80	708		1.02
C$1.17 – C$ 1.57	269	2.34	249		1.57
C$1.58 – C$1.63	1,432	2.34	1,128		1.61
C$1.64 – C$2.19	1,101	0.86	1,101		2.18
	11,144	3.59	3,435	C$	1.60

During the three and nine months ended September 30, 2020, the Company recorded share-based compensation expense relating to share options of $0.2 million and $0.5 million, respectively (three and nine months ended September 30, 2019 – $0.2 million and $0.4 million, respectively).

The weighted average fair value of options granted during the nine months ended September 30, 2020 was C$0.23 (nine months ended September 30, 2019 – C$0.38). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2020	2019
Risk-free interest rate	0.45%	1.64%
Expected life (years)	3.11	2.99
Annualized volatility	62%	56%
Forfeiture rate	17%	15%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

16

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

(b)	Restricted share units (“RSUs”), Performance based restricted share unit (“PSUs”) and Deferred share units (“DSUs”)

The following table summarizes information about the RSUs outstanding at September 30, 2020 and 2019:

	Nine months ended September 30, 2020			Nine months ended September 30, 2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,243,530	C$	1.19	733,667	C$	1.59
Granted	1,636,000		0.56	2,059,250		1.02
Settled	(695,736)		1.06	(623,659)		1.36
Cancelled	(116,299)		1.13	(30,300)		1.49
Outstanding at September 30	2,067,495	C$	0.74	2,138,958	C$	1.11

The following table summarizes information about the PSUs outstanding at September 30, 2020 and 2019:

	Nine months ended September 30, 2020			Nine months ended September 30, 2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	531,000	C$	1.14	—	C$	—
Granted	1,510,700		0.56	825,100		1.05
Cancelled	(71,100)		1.05	—		—
Outstanding at September 30	1,970,600	C$	0.70	825,100	C$	1.05

The following table summarizes information about the DSUs outstanding at September 30, 2020 and 2019:

	Nine months ended September 30, 2020			Nine months ended September 30, 2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	946,150	C$	1.19	251,400	C$	1.59
Granted	2,257,600		0.58	684,100		1.06
Settled	(693,900)		0.69	(37,800)		1.16
Outstanding at September 30	2,509,850	C$	0.78	897,700	C$	1.20

During the three and nine months ended September 30, 2020, the Company recorded share-based compensation expense relating to RSUs and DSUs of $0.2 million and $1.3 million, respectively (three and nine months ended September 30, 2019 – $0.5 million and $1.1 million, respectively). Share-based compensation expense of $nil relating to PSUs was recorded based on the estimated number of PSUs expected to vest.

17

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

(c)	Earnings (loss) per share
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Income (loss) attributable to equity owners	$18,635	$(9,171)	$(13,277)	$(62,955)
Weighted average number of shares (000’s)	353,768	300,567	332,150	260,509
Earnings (loss) per share ‒ basic	$0.05	$(0.03)	$(0.04)	$(0.24)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Income (loss) attributable to equity owners	$18,635	$(9,171)	$(13,277)	$(62,955)

Weighted average number of shares (000’s)	353,768	300,567	332,150	260,509
Effect of dilutive stock options, RSUs and DSUs	9,306	—	—	—
Weighted average diluted number of shares (000’s)	363,074	300,567	332,150	260,509

Earnings (loss) per share ‒ diluted	$0.05	$(0.03)	$(0.04)	$(0.24)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

(d)	Financings

On May 20, 2020, the Company closed a bought deal financing for aggregate gross proceeds of $16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of $0.40 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

18

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

12.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	Three months ended September 30,
	2020			2019
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$63,083	$4,003	$67,086	$58,338	$4,462	$62,800
Silver	158	8,905	9,063	—	6,855	6,855
Lead	—	811	811	—	1,133	1,133
Zinc	—	996	996	—	1,226	1,226
Smelting and refining charges	(24)	(1,300)	(1,324)	(93)	(1,096)	(1,189)
Revenue from contracts with customers	$63,217	$13,415	$76,632	$58,245	$12,580	$70,825
Changes in fair value from provisional pricing	—	387	387	—	177	177
Total revenue	$63,217	$13,802	$77,019	$58,245	$12,757	$71,002

	Nine months ended September 30,
	2020			2019
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$163,353	$9,903	$173,256	$99,751	$12,604	$112,355
Silver	335	17,251	17,586	—	16,334	16,334
Lead	—	1,795	1,795	—	2,753	2,753
Zinc	—	2,425	2,425	—	3,772	3,772
Ore processing revenue	—	34	34	—	66	66
Smelting and refining charges	(68)	(3,084)	(3,152)	(179)	(2,525)	(2,704)
Revenue from contracts with customers	$163,620	$28,324	$191,944	$99,572	$33,004	$132,576
Changes in fair value from provisional pricing	—	153	153	—	398	398
Total revenue	$163,620	$28,477	$192,097	$99,572	$33,402	$132,974

The amount of revenue recognized in the three and nine months ended September 30, 2020 from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods were $nil and reductions of revenue of $0.2 million, respectively. At September 30, 2020, the Company had $5.0 million in revenue subject to provisional pricing in relation to the sale of concentrates.

19

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

13.	Production costs
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Production costs, before unabsorbed	$34,948	$51,794	$98,755	$99,547
Unabsorbed fixed costs (a)	—	—	1,267	—
Production costs	$34,948	$51,794	$100,022	$99,547

(a)	The Company’s operations in Mexico were shut down during April and May 2020 due to government orders due to the COVID-19 pandemic. During the shutdown, the Company incurred fixed costs for these operations, which otherwise would have been recorded to inventory but were expensed as incurred.
14.	Impairment of goodwill

During the nine months ended September 30, 2019, the Company recorded an impairment of goodwill of $38.7 million that arose on the Acquisition.

15.	Foreign exchange gain (loss)

The following foreign exchange losses arise as a result of balances and transactions in the Company’s subsidiaries that are denominated in currencies other than the functional currency of the particular subsidiary.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Unrealized foreign exchange losses on non-BRL denominated borrowings in Brazil	$(707)	$(2,287)	$(9,383)	$(3,071)
Unrealized foreign exchange gains (losses) on advances to subsidiary by Great Panther not considered to be permanent capital	184	(30)	(6,602)	(83)
Other unrealized foreign exchange (losses) gains	1,758	(843)	3,232	(210)
Realized foreign exchange gains (losses)	(2,428)	687	(2,343)	(4)
	$(1,193)	$(2,473)	$(15,096)	$(3,368)

20

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

16.	Commitments and contingencies
(a)	Commitments

As at September 30, 2020, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$20	$18	$2	$—	$—
Drilling services	450	450	—	—	—
Equipment purchases	1,117	1,117	—	—	—
Total commitments	$1,587	$1,585	$2	$—	$—

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together, “Nyrstar”) and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the “Amending Agreements”) in respect of the Company’s remediation obligations in connection with Great Panther’s 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022. Great Panther has provided 80% collateral in the form of a deposit to cover its additional $2.7 million bond requirement as of June 30, 2020. In June 2017, the bond closure amount required by the Ministerio de Energía y Minas de Perú (the “MEM”) was increased by $1.2 million, which Great Panther funded. The total bond amount required by the MEM was $10.9 million as of September 30, 2020.

(b)	Contingencies
(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua (“CONAGUA”), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility (“TSF”) at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales (“SEMANART”), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing TSF (Lifts 18 and 19). This was accepted by SEMANART subject to approval by CONAGUA and, in February 2019, CONAGUA requested additional technical information. The Company has submitted the detailed documentation including the information related to the expansion of the TSF requested. CONAGUA completed their review in mid-October 2020 with no additional information required, however, final approval remains outstanding. While the GMC waits for the CONAGUA permits, a permit for a 1-meter high center-line raise has been requested from SEMANART. This will extend current capacity from January 2021 to April 2021.

21

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least May 2023 at the current milling rate of 15,000 tonnes per month, subject to receipt of applicable permits for Lifts 18 and 19. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all of the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the TSF and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to discharge wastewater from San Ignacio.

(ii)	Topia

Topia has been accepted into a voluntary environmental audit program supported by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente PROFEPA. Devised as a cooperative management strategy, the audit commenced in 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2021 to complete this. This compliance program includes remediation and technical reviews as defined by the audit. Progress updates are submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

On March 9, 2020, the Company disclosed it ceased depositing tailings on the Topia Phase II TSF following a recommendation from the Company's independent tailings management and geotechnical consultants. This was due to an increase in the rate of movement in material below the TSF that was assumed to be related to increase in groundwater pressures. During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase I and Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I and extensive work was carried out to identify the source and reduce the flow of water into the base of the TSF. Consequently, Phase II was restarted on the basis of positive results of monitoring and an interim stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility in the second quarter of 2021, subject to no COVID-19 related delays.

There is no assurance that any remediation plan for Phase I or that the interim or future stacking plan for Phase II will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

(iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental (“OEFA”), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

22

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of the following fines or sanctions:

•	$1.3 million for fines and sanctions which may be levied by OSINERGMIN. Also, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$0.2 million for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities, which may be initiated as a result of the change in timing of reclamation under the proposed plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments pertaining to indirect taxes, and labour disputes associated with former employees and contract labour in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s attorneys, and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of September 30, 2020, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $1.6 million, for which a provision was recognized.

In connection with the above proceedings, a total of $0.3 million (December 31, 2019 - $0.4 million) of escrow cash deposits were made as of September 30, 2020 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

23

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.1 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. The updated value with interest and inflation is approximately $4.9 million (BRL 27.0 million). The Company is in the process of appealing, and the likelihood of total loss is not considered probable based on legal advice received. However, an adjusted lower fine is considered probable and the Company has accrued an amount representing the Company’s best estimate of the cost to settle the claim.

Archaeological sites damage

Amapá-MMX Iron Ore Project

In May 2016, the Brazilian Federal Public Prosecutor (“MPF”) filed a public civil action seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 19 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages according to the following parameters: (a) compensation of BRL 167 million for damages based on parameters of a report issued by the Federal Police; or (b) compensation of BRL 23.5 million, corresponding to the cost of the rescue archaeology actions that should have been carried out; or (c) the equivalent to the operating income of the defendants regarding the impacted archaeological sites, from 2006 to November 2009; and (iii) compensation of BRL 10.0 million by each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general. In March 2019, the Lower Court added Anglo Ferrous Brazil Participações and Anglo American Investimentos – Minério de Ferro Ltda as defendants (as predecessors of Zamin), as requested by the MPF.

Amapari Gold Project

In June 2016, the MPF filed a public civil action seeking compensation from Zamin, the State of Amapá, and Tucano for damages to 15 archaeological sites as a result of activities in 2004-2010 at the Amapari Project. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages to be determined at the stage of liquidation of the award; and (iii) compensation of BRL 10.0 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general.

These archaeological sites damage claims against Tucano are being defended on the basis that (i) Tucano has no involvement in the Amapá-MMX Iron Ore Project and, therefore, should not have any liability for archaeological damages; (ii) the environmental licenses for the operation of the Amapari Gold Project have been duly obtained, and all obligations have been fulfilled by Tucano; (iii) measures to protect the archaeological heritage were duly implemented; and (iv) there is no evidence of the damage. The likelihood of total loss is not considered probable. However, the possibility of a partial loss with the imposition of some compensation obligations is considered probable, and, accordingly, the Company has accrued an amount payable representing the Company’s best estimate of the cost to settle these claims.

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a federal court and is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the outcome. This assessment will be reviewed after a decision is reached on whether an appeal will be admitted to the Superior Labour Court.

24

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

17.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2.7 million to certain officers and management in the event of a change in control of the Company. Compensation to key management personnel consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries and benefits	$823	$478	$2,253	$1,256
Contract completion bonus – interim CEO	—	—	171	—
Directors’ fees	152	144	374	361
Termination benefits	—	—	—	51
Share-based compensation	357	599	1,570	1,142
	$1,332	$1,221	$4,368	$2,810

18.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Accretion	$509	$854	$1,987	$2,439
Interest income	(54)	(125)	(234)	(615)
Loss on disposal of fixed assets	1	—	1	30
Change in reclamation and remediation provision	22	2	57	(2)
	$478	$731	$1,811	$1,852

25

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

(b)	Non-cash investing and financing activities
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$(218)	$2,917	$1,143	$3,554
Change in lease liability related to right-of-use assets	177	83	680	5,789
Repayment of MACA borrowings by way of issuance of shares	—	3,514	—	10,524

26

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

19.	Operating segments

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC, and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2020
External revenue	$—	$7,236	$6,566	$—	$—	$63,217	$77,019
Intersegment revenue	59,784	—	—	—	—	(59,784)	—
Amortization and depletion	9,047	394	656	52	—	64	10,213
Exploration and evaluation expenses	15	774	137	1,937	81	47	2,991
Non-cash change in reclamation and remediation provision	—	22	—	—	—	—	22
Care and maintenance costs	—	142	—	—	—	—	142
Interest income	40	—	—	—	—	14	54
Finance costs	582	—	—	93	—	344	1,019
Income (loss) before income taxes	21,803	567	1,928	(1,656)	(124)	(1,717)	20,801
Income tax expense	2,162	—	—	—	—	4	2,166
Net income (loss)	19,641	567	1,928	(1,656)	(124)	(1,721)	18,635
Additions to non-current assets	7,772	515	840	(492)	—	—	8,635
Nine months ended September 30, 2020
External revenue	$—	$15,853	$12,624	$—	$—	$163,620	$192,097
Intersegment revenue	153,004	—	—	—	—	(153,004)	—
Amortization and depletion	26,943	1,127	2,049	154	—	193	30,466
Exploration and evaluation expenses	380	1,617	282	5,465	185	137	8,066
Non-cash change in reclamation and remediation provision	—	57	—	—	—	—	57
Care and maintenance costs	—	693	—	—	—	—	693
Interest income	90	—	—	—	—	144	234
Finance costs	1,410	—	—	94	—	992	2,496
Net income (loss) before income taxes	26,690	(714)	42	(5,406)	(1)	(31,398)	(10,787)
Income tax expense (recovery)	2,519	(26)	(14)	—	—	11	2,490
Net income (loss)	24,171	(688)	56	(5,406)	(1)	(31,409)	(13,277)
Additions to non-current assets	31,879	1,277	2,204	(548)	—	43	34,855

As at September 30, 2020
Total assets	$139,089	$5,744	$14,416	$30,438	$2,125	$62,822	$254,634
Total liabilities	$76,509	$14,750	$2,423	$29,524	$—	$39,240	$162,446

27

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2019
External revenue	$58,245	$6,144	$6,613	$—	$—	$—	$71,002
Amortization and depletion	10,581	380	700	49	1	60	11,771
Exploration and evaluation expenses	151	836	288	1,189	82	(2)	2,544
Non-cash change in reclamation and remediation provision	—	2	—	—	—	—	2
Care and maintenance costs	—	213	—	—	—	—	213
Impairment of goodwill	—	—	—	—	—	—	—
Interest income	13	—	—	—	—	112	125
Finance costs	1,519	—	—	1	—	—	1,520
Loss before income taxes	(1,285)	56	431	(1,511)	154	(6,521)	(8,676)
Income tax expense	402	(49)	(47)	—	—	189	495
Net loss	(1,687)	105	478	(1,511)	154	(6,710)	(9,171)
Additions to non-current assets	10,003	70	1,095	1,481	—	1	12,650
Nine months ended September 30, 2019
External revenue	$99,572	$17,146	$16,256	$—	$—	$—	$132,974
Amortization and depletion	18,449	1,060	1,803	134	3	182	21,631
Exploration and evaluation expenses	381	1,942	666	5,779	171	34	8,973
Non-cash change in reclamation and remediation provision	—	(2)	—	—	—	—	(2)
Care and maintenance costs	—	599	—	—	—	—	599
Impairment of goodwill	38,682	—	—	—	—	—	38,682
Interest income	14	—	—	4	—	597	615
Finance costs	3,762	—	—	2	—	—	3,764
Loss before income taxes	(44,330)	(1,634)	(156)	(6,468)	(207)	(9,269)	(62,064)
Income tax expense	402	—	—	—	—	489	891
Net loss	(44,732)	(1,634)	(156)	(6,468)	(207)	(9,758)	(62,955)
Additions to non-current assets	23,650	263	3,618	18	—	821	28,370

As at September 30, 2019
Total assets	$196,386	$7,717	$16,049	$28,840	$2,163	$25,357	$276,512
Total liabilities	$106,444	$5,925	$2,525	$28,962	$—	$7,983	$151,839

28

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

20.	Income tax expense

Income tax expense is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Income (loss) before taxes	$20,801	$8,676	$(10,787)	$(62,955)
Current income tax expense	$2,166	$390	$2,590	$998
Deferred income tax expense (recovery)	—	6	(100)	(107)
Total income tax expense	$2,166	$396	$2,490	$891
Effective tax rate	10.4%	-3.7%	-23.1%	-1.4%

The Company’s operating mines are located in Brazil and Mexico and its head office is incorporated in Canada. The Company has not recognized the benefit of tax loss carryforwards and other tax attributes. A significant portion of the Company’s income tax expense is related to its operations in Brazil where the statutory tax rate is 34% and tax loss carryforwards are only available to offset a maximum of 30% of taxable income in any one year. The Company’s effective tax rate for the third quarter of 2020 was 10.4% and was lower than the statutory rate in Brazil due to the realization of tax benefits that were not previously recognized.

29